[FIDELITY FINANCIAL OF OHIO LETTERHEAD]

FIDELITY                              NEWS
FINANCIAL OF                          RELEASE
OHIO, INC.                            Release Date: April 30, 1997
4555 Montgomery Road
Cincinnati, OH  212                   Contact:    Paul D. Staubach
                                                  Senior Vice President
                                                  and Treasurer
                                                  (513) 351-6666




              FIDELITY FINANCIAL OF OHIO, INC. (FFOH)
      ANNOUNCES INTENTION TO FUND MANAGEMENT RECOGNITION PLAN



    CINCINNATI, OHIO - (NASDAQ: FFOH). Fidelity Financial of Ohio, Inc. (the "Company") announced today that it intends to initiate purchases in the open-market to fund the Company's 1997 Management Recognition Plan and Trust (the "Recognition Plan"). The Company intends to initially purchase from time to time up to 20,000 shares of the common stock of the Company. In addition, the Company reserves the right to purchase an additional 71,124 shares of common stock to fully fund the Recognition Plan. The Company's stockholders approved the Recognition Plan at the Annual Meeting of Stockholders held on April 29, 1997.

    On March 31, 1997, the Company had $531.1 million of total consolidated assets, $445.8 million of total consolidated liabilities and $67.3 million of total stockholders' equity.

    Fidelity Federal Savings Bank, the Company's wholly-owned federally chartered savings bank subsidiary, conducts business through 11 full-service offices located in the Cincinnati, Ohio metropolitan area.